Exhibit 17.1

From: Tammy Reilly <[…***…]@[…***…].com>

Sent: Wednesday, October 25, 2023 11:46 AM

To: Henry Ji <[…***…]@sorrentotherapeutics.com>

Subject: BOD Resignation

Good morning,

It is with dismay that I inform you of my decision to resign from the Board of Directors for Sorrento Therapeutics effective immediately.

I have become increasingly concerned at the CRO’s continued lack of communication with the BOD on decisions made and general operating of the company thus, resulting in unilateral decision making by the CRO. Further to this, the decision by the CRO without BOD input to ineffectively and irresponsibility act regarding changes in the D&O policy reinforced my decision.

Sincerely,

Tammy Reilly